SECURITIES AND EXCHANGE COMMISSION

                         Washington, D. C. 20549

                                FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

              					Commission File Number      0-18263
                                         ------------------

                            FORD HOLDINGS, INC.
            (Exact name of registrant as specified in its charter)

                            The American Road
                         Dearborn, Michigan 48121
                			         (313) 322-3000
       (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Series A Cumulative Preferred Stock ($1.00 par value) with an annual dividend rate of 8.0% and a liquidation preference of $100,000 per share

Series B Cumulative Preferred Stock ($1.00 par value) with an annual dividend rate of 8.0% and a liquidation preference of $100,000 per share

Series C Cumulative Preferred Stock ($1.00 par value) with an annual dividend rate of 7.12% and a liquidation preference of $100,000 per share

Series D Cumulative Preferred Stock ($1.00 par value) with an annual dividend rate of 8.10% and a liquidation preference of $100,000 per share
          (Title of each class of securities covered by this Form)

             9-1/4% Guaranteed Notes due July 15, 1997
             9-1/4% Guaranteed Notes due March 1, 2000
           9-3/8% Guaranteed Debentures due March 1, 2020
      (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     	Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

      	Rule 12g-4(a)(1)(i)     [X]		  Rule 12h-3(b)(1)(ii)    [  ]
      	Rule 12g-4(a)(1)(ii)    [ ]   	Rule 12h-3(b)(2)(i)     [  ]
      	Rule 12g-4(a)(2)(i)     [ ]   	Rule 12h-3(b)(2)(ii)    [  ]
      	Rule 12g-4(a)(2)(ii)    [ ]   	Rule 15d-6              [  ]
	      Rule 12h-3(b)(1)(i)     [ ]

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934 Ford Holdings, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person:

DATE: January 2, 1996		        BY: /s/Peter Sherry, Jr.
      ---------------------        ------------------------------
                         						       Peter Sherry, Jr.
                         						       Assistant Secretary